

Mail Stop 3561

December 12, 2017

Fun-Ming Lo
Chief Executive Officer
Imperial Garden & Resort, Inc.
106 Zhouzi Street, 4th Floor, 4E
Neihu District, Taipei, Taiwan (Republic of China) 11493

> **Re:** **Imperial Garden & Resort, Inc.**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed December 6, 2017**
> **File No. 333-216694**

Dear Mr. Lo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 27, 2017 letter.

Prospectus Cover Page

1. We note your response to prior comment 1 in our November 28, 2017 comment letter. Please revise to clarify that unless they are relying on an exemption from registration, the selling shareholders may not use this registration statement to sell their shares until the company has raised the minimum amount in the offering and the company's shares are listed on Nasdaq or another exchange. Alternatively, you must disclose a fixed price for the selling shareholder's shares, rather than offering them at varying prices, as you currently describe in the prospectus.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Jay Kaplowitz, Esq.
       Sichenzia Ross Ference Kesner LLP